Exhibit 99.1
News Release
JBT Corporation
70 W. Madison
Suite 4400
Chicago, IL 60602

JBT Corporation Reports Strong Third Quarter 2024 Results and Reiterates Full Year 2024 Guidance for Revenue, Adjusted EBITDA, and Adjusted EPS

Third Quarter Highlights: (Results are from continuing operations with comparisons to the prior year period)
◦Achieved another strong quarter with orders of $440 million and backlog of $698 million
◦Revenue of $454 million increased 12 percent
◦Income from continuing operations of $38 million and adjusted EBITDA of $82 million both increased 23 percent
◦Earnings per share (EPS) of $1.18 and adjusted EPS of $1.50 increased 22 percent and 35 percent, respectively
◦On track to complete remaining items and close combination with Marel hf. (Marel) on or about the end of 2024

CHICAGO, October 22, 2024 - JBT Corporation (NYSE: JBT), a leading global technology solutions provider to high-value segments of the food & beverage industry, today reported results for the third quarter of 2024.

"We are pleased with our third quarter execution, which enabled record quarterly revenue, adjusted EBITDA, and adjusted EPS from continuing operations," said Brian Deck, President and Chief Executive Officer. "Additionally, we experienced continued recovery in demand from our global poultry customers, and our solid orders and backlog benefited from our diverse end market solutions."

Comparisons in this news release are to the comparable period of the prior year, unless otherwise noted. An earnings presentation with supplemental information is also available on the Company's Investor Relations website at https://ir.jbtc.com/events-and-presentations/.

Third Quarter 2024 Results

The below paragraphs reflect JBT's results from continuing operations. AeroTech's financial results were transitioned to discontinued operations beginning in the second quarter of 2023, and prior period financial results have been recast accordingly.

"For the third quarter of 2024, we achieved our target of double-digit year-over-year revenue and adjusted EBITDA growth," said Matt Meister, Executive Vice President and Chief Financial Officer.

"Additionally, we delivered excellent cash flow, which was primarily driven by sequential earnings growth and improved working capital management."

Third quarter 2024 revenue of $454 million increased 12 percent year over year. Income from continuing operations of $38 million increased 23 percent. The improvement in income from continuing operations was driven by volume growth, restructuring and supply chain cost savings, and lower net interest expense, which was partially offset by higher M&A costs and a higher tax rate. Adjusted EBITDA of $82 million increased 23 percent and adjusted EBITDA margin of 18.0 percent increased 160 basis points. Diluted EPS of $1.18 increased 22 percent, and adjusted EPS of $1.50 increased 35 percent. Third quarter 2024 backlog totaled $698 million, and orders of $440 million improved 10 percent.

JBT generated year-to-date operating cash flow from continuing operations of $104 million and free cash flow of $79 million. JBT's net leverage ratio was 0.4x net debt to trailing twelve months adjusted EBITDA.

2024 Outlook

JBT is updating its full year 2024 guidance for income from continuing operations and GAAP EPS to account for JBT's plan to settle all outstanding obligations of its fully funded pension plan through the combination of voluntary lump sum payments and the purchase of an annuity contract. Accordingly, during the fourth quarter of 2024, JBT anticipates incurring approximately $28 - $32 million in a non-cash, pre-tax charge.

JBT is reiterating its guidance for revenue, adjusted EBITDA, and adjusted EPS.

Guidance
$ millions except EPS	FY 2024
Revenue	$1,715 - $1,750
Income from continuing operations	$116 - $125
Adjusted EBITDA(1)	$295 - $305
Adjusted EBITDA margin	17.0 - 17.5%
GAAP EPS	$3.60 - $3.90
Adjusted EPS(1)	$5.05 - $5.35

(1) Non-GAAP figure. Please see supplemental schedules for adjustments and reconciliations.

Combination with Marel

Following completion of an in-depth preliminary review process, JBT received indication from the European Commission (E.C.) that the Company will be able to imminently notify the E.C. under the EU Merger Regulation of JBT's proposed acquisition of Marel (ICL: Marel). Upon submission of this notification, the E.C. will formally review the notification subject to its standard 25 working day Phase 1 review period.

In order to accommodate the E.C.'s formal review period, JBT and Marel will collaborate with the Financial Supervisory Authority of the Central Bank of Iceland to determine the corresponding extension of the voluntary takeover offer. The extension of the offer will provide an adequate amount of time following receipt of regulatory approvals for Marel shareholders to tender their shares, and JBT and Marel will issue public announcements regarding the extension of the offer. JBT expects to complete the remaining steps to close the transaction on or about the end of 2024.

During October 2024, JBT successfully secured commitments for its deal-contingent financing structure, consisting of a 5-year, amended and restated $1.8 billion revolving credit facility and a 7-year, $900 million Senior Secured Term Loan B. This is consistent with JBT's plan to establish a long-term financing structure. Upon the Marel transaction closing, JBT will terminate the €1.9 billion bridge financing facility.

The revolving credit facility will retain the same pricing grid as JBT's existing revolving credit facility. The Term Loan B was more than 3 times oversubscribed, and as a result, JBT secured pricing of SOFR plus 225 basis points. This pricing structure will step down to SOFR plus 200 basis points once leverage is below 3.25x. Additionally, the Term Loan B includes a ticking fee with no fees to be paid for the first 60 days following allocation of commitments, which occurred on October 9, 2024.

JBT expects to utilize its available cash, proceeds from the Term Loan B, and borrowings on its revolving credit facility to fund the cash portion of the Marel transaction, refinance Marel's existing debt, and pay transaction related fees and expenses. As a result, JBT expects to have ample liquidity at the time of the transaction close to support the ongoing operations of the combined company.

Third Quarter 2024 Earnings Conference Call

A conference call is scheduled for 10:00 a.m. ET on Wednesday, October 23, 2024, to discuss third quarter 2024 results. Participants may access the conference call through online registration at https://registrations.events/direct/Q4I7676635. A simultaneous webcast and audio replay of the call will be available on the Company’s Investor Relations website at https://ir.jbtc.com/events-and-presentations/.

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JBT Corporation (NYSE: JBT) is a leading global technology solutions provider to high-value segments of the food & beverage industry. JBT designs, produces and services sophisticated products and systems for a broad range of end markets, generating roughly one-half of its annual revenue from recurring parts, service, rebuilds, and leasing operations. JBT employs approximately 5,100 people worldwide and operates sales, service, manufacturing and sourcing operations in more than 25 countries. For more information, please visit www.jbtc.com.

This release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond JBT’s ability to control. These forward-looking statements include, among others, statements relating to our business and our results of operations, a potential transaction with Marel, our strategic plans, our restructuring plans and expected cost savings from those plans, and our liquidity. The factors that could cause our actual results to differ materially from expectations include, but are not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the voluntary takeover offer ("the Offer"); the expected timing and likelihood of completion of the proposed transaction with Marel, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the Offer that could reduce anticipated benefits or cause the parties to abandon the transaction; the risk that Marel and/or JBT may not be able to satisfy the conditions to the Offer in a timely manner or at all; the risk that the Offer and its announcement could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; fluctuations in our financial results; unanticipated delays or accelerations in our sales cycles; deterioration of economic conditions, including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; the impact of climate change and environmental protection initiatives; acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East; termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers' financial condition and their demand for our goods and services; availability of and access to financial and other resource; the risk factors discussed in our proxy statement/prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (File No. 333-279438), on June 25, 2024, forming part of the Registration Statement on Form S-4, initially filed by us on May 15, 2024 and declared effective on June 25, 2024; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") and in any subsequently filed Quarterly Reports on Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.

JBT provides non-GAAP financial measures in order to increase transparency in our operating results and trends. These non-GAAP measures eliminate certain costs or benefits from, or change the calculation of, a measure as calculated under U.S. GAAP. By eliminating these items, JBT provides a more meaningful comparison of our ongoing operating results, consistent with how management evaluates performance. Management uses these non-GAAP measures in financial and operational evaluation, planning and forecasting.

These calculations may differ from similarly-titled measures used by other companies. The non-GAAP financial measures disclosed are not intended to be used as a substitute for, nor should they be considered in isolation of, financial measures prepared in accordance with U.S. GAAP.

Important Notices

This release is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this release is not an offer of securities for sale in the United States, Iceland, the Netherlands or Denmark.

Note to U.S. Shareholders

It is important that U.S. shareholders understand that the Offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland and other European jurisdictions, which may be different from those of the United States. The Offer will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Securities Exchange Act of 1934 as amended (the "Exchange Act"), and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act.

Important Additional Information

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration, and applicable European regulations, including the Icelandic Prospectus Act no. 14/2020 and the Icelandic Takeover Act no. 108/2007 on takeovers. In connection with the Offer, JBT filed with the SEC a registration statement on Form S-4 (File No. 333-279438) (the “Registration Statement”) that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on June 25, 2024. Additionally, JBT filed with the Financial Supervisory Authority of the Central Bank of Iceland (the “FSA”) an offer document and a prospectus, which have been approved by the FSA and which have been published.

SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE PROSPECTUS, AND THE OFFER DOCUMENT, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR THE FSA CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Shareholders may obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about JBT, without charge, at the SEC’s website at www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. You may obtain a free copy of the prospectus on the FSA’s website at www.fme.is and on JBT’s website at https://www.jbtc.com/jbt-marel-offer-launch/ as well as a free copy of the offer document.

Investors & Media:

Marlee Spangler
(312) 861-5789
marlee.spangler@jbtc.com

JBT CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited and in millions, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Revenue	$453.8	$403.6	$1,248.4	$1,219.8
Cost of sales	290.2	258.8	801.3	794.9
Gross profit	163.6	144.8	447.1	424.9
Gross profit margin	36.1%	35.9%	35.8%	34.8%

Selling, general and administrative expense	117.0	101.5	343.3	305.6
Restructuring expense	(0.2)	6.4	1.1	9.7
Operating income	46.8	36.9	102.7	109.6
Operating income margin	10.3%	9.1%	8.2%	9.0%

Pension expense, other than service cost	1.0	0.2	3.0	0.6
Interest (income) expense, net	(1.8)	0.9	(6.2)	14.5
Income from continuing operations before income taxes	47.6	35.8	105.9	94.5
Income tax provision	9.5	4.6	14.3	17.8
Equity in net earnings of unconsolidated affiliate	—	(0.1)	(0.1)	(0.1)
Income from continuing operations	38.1	31.1	91.5	76.6
Income from discontinued operations, net of taxes	0.8	410.5	0.9	424.9
Net income	$38.9	$441.6	$92.4	$501.5

Basic earnings per share from:
Continuing operations	$1.19	$0.97	$2.86	$2.39
Discontinued operations	0.03	12.82	0.03	13.28
Net income	$1.22	$13.79	$2.89	$15.67

Diluted earnings per share from net income from:
Continuing operations	$1.18	$0.97	$2.84	$2.39
Discontinued operations	0.03	12.76	0.03	13.22
Net income	$1.21	$13.73	$2.87	$15.61

Weighted average shares outstanding:
Basic	32.0	32.0	32.0	32.0
Diluted	32.2	32.2	32.2	32.1

Other business information from continuing operations:
Inbound orders	$439.6	$398.0	$1,265.2	$1,249.4
Orders backlog			$698.1	$689.2

JBT CORPORATION
NON-GAAP FINANCIAL MEASURES
RECONCILIATION OF DILUTED EARNINGS PER SHARE TO ADJUSTED DILUTED EARNINGS PER SHARE
(Unaudited and in millions, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Income from continuing operations	$38.1	$31.1	$91.5	$76.6
Non-GAAP adjustments
Restructuring related costs(1)	(0.2)	6.4	1.1	9.7
M&A related costs(2)	12.9	—	32.6	3.6
Amortization of bridge financing debt issuance cost	1.2	—	2.4	—
Impact on tax provision from Non-GAAP adjustments(3)	(3.6)	(1.9)	(9.3)	(4.2)
Deferred tax benefit related to an internal reorganization	—	—	(8.8)	—
Adjusted income from continuing operations	$48.4	$35.6	$109.5	$85.7

Income from continuing operations	$38.1	$31.1	$91.5	$76.6
Total shares and dilutive securities	32.2	32.2	32.2	32.1
Diluted earnings per share from continuing operations	$1.18	$0.97	$2.84	$2.39

Adjusted income from continuing operations	$48.4	$35.6	$109.5	$85.7
Total shares and dilutive securities	32.2	32.2	32.2	32.1
Adjusted diluted earnings per share from continuing operations	$1.50	$1.11	$3.40	$2.67

(1) Costs incurred as a direct result of the restructuring program are excluded because they are not part of the ongoing operations of our underlying business.

(2) M&A related costs include integration costs, amortization of inventory step-up from business combinations, advisory and transaction costs for both potential and completed M&A transactions and strategy.

(3) Impact on tax provision was calculated using the enacted rate for the relevant jurisdiction for each period shown.

The above table reports adjusted income from continuing operations and adjusted diluted earnings per share from continuing operations, which are non-GAAP financial measures. We use these measures internally to make operating decisions and for the planning and forecasting of future periods, and therefore provide this information to investors because we believe it allows more meaningful period-to-period comparisons of our ongoing operating results, without the fluctuations in the amount of certain costs that do not reflect our underlying operating results.

JBT CORPORATION
NON-GAAP FINANCIAL MEASURES
RECONCILIATION OF INCOME FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA
(Unaudited and in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Income from continuing operations	$38.1	$31.1	$91.5	$76.6
Income tax provision	9.5	4.6	14.3	17.8
Interest (income) expense, net	(1.8)	0.9	(6.2)	14.5
Depreciation and amortization	22.2	23.1	66.5	69.3
EBITDA from continuing operations	68.0	59.7	166.1	178.2
Restructuring related costs(1)	(0.2)	6.4	1.1	9.7
Pension expense, other than service cost(2)	1.0	0.2	3.0	0.6
M&A related costs(3)	12.9	—	32.6	3.6
Adjusted EBITDA from continuing operations	$81.7	$66.3	$202.8	$192.1

Total revenue	$453.8	$403.6	$1,248.4	$1,219.8
Adjusted EBITDA margin	18.0%	16.4%	16.2%	15.7%

(1) Costs incurred as a direct result of the restructuring program are excluded because they are not part of the ongoing operations of our underlying business.

(2) Pension expense, other than service cost is excluded as it represents all non service-related pension expense, which consists of non-cash interest cost, expected return on plan assets and amortization of actuarial gains and losses.

(3) M&A related costs include integration costs, amortization of inventory step-up from business combinations, advisory and transaction costs for both potential and completed M&A transactions and strategy.

The above table reports EBITDA and Adjusted EBITDA, which are non-GAAP financial measures. Given the Company’s focus on growth through acquisitions, management believes EBITDA facilitates an evaluation of business performance while excluding the impact of amortization due to the step up in value of intangible assets, and the depreciation of fixed assets. We use Adjusted EBITDA internally to make operating decisions and believe that adjusted EBITDA is useful to investors as a measure of the Company’s operational performance and a way to evaluate and compare operating performance against peers in the Company's industry.

JBT CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited and in millions)

	September 30, 2024	December 31, 2023
Assets
Cash and cash equivalents	$534.5	$483.3
Trade receivables, net of allowances	334.6	288.9
Inventories	259.0	238.9
Other current assets	77.5	89.1
Total current assets	1,205.6	1,100.2
Property, plant and equipment, net	243.3	248.0
Other assets	1,340.1	1,362.2
Total assets	$2,789.0	$2,710.4

Liabilities and Stockholders' Equity
Accounts payable, trade and other	$144.7	$134.6
Advance and progress payments	159.1	172.0
Other current liabilities	169.6	177.8
Total current liabilities	473.4	484.4
Long-term debt, less current portion	648.3	646.4
Accrued pension and other post-retirement benefits, less current portion	22.4	24.6
Other liabilities	59.8	66.1

Common stock and additional paid-in capital	229.6	221.1
Retained earnings	1,546.3	1,463.6
Accumulated other comprehensive loss	(190.8)	(195.8)
Total stockholders' equity	1,585.1	1,488.9
Total liabilities and stockholders' equity	$2,789.0	$2,710.4

JBT CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited and in millions)

	Nine Months Ended September 30,
	2024	2023
Cash flows from continuing operating activities
Net income	$92.4	$501.5
Less: Income from discontinued operations, net of taxes	0.9	424.9
Income from continuing operations	91.5	76.6

Adjustments to reconcile income from continuing operations to cash provided by continuing operating activities
Depreciation and amortization	66.5	69.3
Stock-based compensation	11.4	7.1
Other	9.3	6.7

Changes in operating assets and liabilities
Trade accounts receivable, net	(47.4)	2.3
Inventories	(16.6)	7.9
Accounts payable, trade and other	9.7	(43.6)
Advance and progress payments	(10.5)	(0.2)
Other - assets and liabilities, net	(10.0)	(30.5)
Cash provided by continuing operating activities	103.9	95.6

Cash flows from continuing investing activities
Proceeds from sale of AeroTech, net	(4.8)	793.2
Acquisitions, net of cash acquired	—	(0.1)
Capital expenditures	(27.9)	(46.2)
Purchase of Marketable Securities	—	(125.0)
Other	0.9	(9.2)
Cash (required) provided by continuing investing activities	(31.8)	612.7

Cash flows from continuing financing activities
Net payments for domestic credit facilities	—	(340.1)
Proceeds from settlement of cross currency swaps	—	5.8
Payment of debt issuance costs for Bridge Credit Agreement	(7.1)	—
Dividends	(9.6)	(9.7)
Other	(6.4)	(1.7)
Cash required by continuing financing activities	(23.1)	(345.7)

Net increase in cash and cash equivalents from continuing operations	49.0	362.6
Net cash provided (required) by discontinued operations	0.8	(31.4)
Effect of foreign exchange rate changes on cash and cash equivalents	1.4	(2.6)
Net increase in cash and cash equivalents	51.2	328.6

Cash and cash equivalents from continuing operations, beginning of period	483.3	71.7
Add: Cash and cash equivalents from discontinued operations, beginning of period	—	1.4
Add: Net increase in cash and cash equivalents	51.2	328.6
Less: Cash and cash equivalents from discontinued operations, end of period	—	—
Cash and cash equivalents from continuing operations, end of period	$534.5	$401.7

JBT CORPORATION
NON-GAAP FINANCIAL MEASURES
FREE CASH FLOW
(Unaudited and in millions)

	Nine Months Ended September 30,
	2024	2023
Cash provided by continuing operating activities	$103.9	$95.6
Less: capital expenditures	27.9	46.2
Plus: proceeds from disposal of assets	0.9	1.2
Plus: pension contributions	2.3	11.2
Free cash flow (FCF)	$79.2	$61.8

The above table reports free cash flow, which is a non-GAAP financial measure. We use free cash flow internally as a key indicator of our liquidity and ability to service debt, invest in business combinations, and return money to shareholders and believe this information is useful to investors because it provides an understanding of the cash available to fund these initiatives. For free cash flow purposes, we consider contributions to pension plans to be more comparable to payment of debt, and therefore exclude these contributions from the calculation of free cash flow.

JBT CORPORATION
NET DEBT CALCULATION
(Unaudited and in millions)

	As of Quarter Ended			Change From
	Q3 2024	Q4 2023	Q3 2023	Prior Year-End	Prior Year
Total debt	$648.3	$646.4	$645.8	$1.9	$2.5
Cash and marketable securities(1)	(534.5)	(483.3)	(526.7)	(51.2)	(7.8)
Net debt	$113.8	$163.1	$119.1	$(49.3)	$(5.3)

JBT CORPORATION
BANK TOTAL NET LEVERAGE RATIO CALCULATION
(Unaudited and in millions)

Q3 2024
Total debt	$648.3
Cash and marketable securities	(534.5)
Net debt	113.8
Other items considered debt under the credit agreement	15.6
Consolidated total indebtedness(1)	$129.4

Trailing twelve months Adjusted EBITDA from continuing operations	283.8
Other adjustments net to earnings under the credit agreement	4.9
Consolidated EBITDA(1)	$288.7

Bank total net leverage ratio (Consolidated Total Indebtedness / Consolidated EBITDA)	0.5

Total net debt to trailing twelve months Adjusted EBITDA from continuing operations	0.4

(1) As defined in the credit agreement.

JBT CORPORATION
NON-GAAP FINANCIAL MEASURES
RECONCILIATION OF DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS
TO ADJUSTED DILUTED EARNINGS PER SHARE GUIDANCE
(Unaudited and in cents)

Guidance
Full Year 2024
Diluted earnings per share from continuing operations	$3.60 - $3.90
Non-GAAP adjustments
Restructuring related costs(1)	0.03
M&A related costs(2)	1.24
Bridge financing fees and related costs(3)	0.11
Recognition of non-cash pension plan related settlement costs(4)	0.90
Impact on tax provision from Non-GAAP adjustments(5)(6)	(0.56)
Deferred tax benefit related to an internal reorganization(7)	(0.27)
Adjusted diluted earnings per share from continuing operations	$5.05 - $5.35

JBT CORPORATION
NON-GAAP FINANCIAL MEASURES
RECONCILIATION OF INCOME FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA GUIDANCE
(Unaudited and in millions)
Guidance
Full Year 2024
Income from continuing operations	$116.0 - $125.0
Income tax provision(5)	20.0 - 23.0
Interest income, net	(6.0 - 8.0)
Depreciation and amortization	~ 90.0
EBITDA from continuing operations	220.0 - 230.0
Restructuring related costs(1)	~ 1.0
Pension expense, other than service cost(4)	~ 34.0
M&A related costs(2)	~ 40.0
Adjusted EBITDA from continuing operations	$295.0 - $305.0

(1) Restructuring related costs is estimated to be approximately $1 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share.

(2) M&A related costs is estimated to be approximately $40 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share.

(3) Bridge financing fees and related costs are estimated to be $3 - 4 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share.

(4) Pension expense, other than service cost is estimated to be approximately $34 million for the full year 2024. This is inclusive of $28 - $32 million in a non-cash, pre-tax charge related to the voluntary lump sum settlement payments, which will be incurred in the fourth quarter of 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share.

(5) Impact on tax provision related to restructuring costs, M&A costs, and bridge financing fees was calculated using the Company's effective tax rate of approximately 22-23%.

(6) Impact on tax provision related to the non-cash pension plan voluntary lump sum settlement costs was calculated using the effective rate for our pension of 25.6%.

(7) Deferred tax benefit related to an internal reorganization is estimated to be $8 - 9 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share.